Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                              THERAPY LASERS, INC.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                     883379
                                   -----------
                                 (CUSIP Number)

                                     4/28/00

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             (Date of Event Which Requires Filing of this Statement)

Filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 (1)     NAME OF REPORTING PERSON:                 Charles Sheffield

           S.S. or I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:                          __________________

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(2)    CHECK THE APPROPRIATE BOX
       IF A MEMBER OF A GROUP:                            N/A
        (a)
        (b)

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(3)    SEC USE ONLY

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(4)    SOURCE OF FUNDS:                                     PF

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(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):           N/A
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(6)   CITIZENSHIP OR PLACE
        OF ORGANIZATION:                                   USA
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        NUMBER OF SHARES BENEFICIALLY OWNED
        BY EACH REPORTING PERSON:

        (7)   SOLE VOTING POWER:                          4,739,876

        (8)  SHARED VOTING POWER:                                 0

        (9)  SOLE DISPOSITIVE POWER:                      4,739,876

        (10) SHARED DISPOSITIVE POWER:                            0

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 (11)   AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:                   4,739,876

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 (12)   CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:                   N/A

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 (13)   PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11):                                81.3%
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 (14)    TYPE OF REPORTING PERSON:                               IN

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
Item 1(a)     Security and Issuer:

               Therapy Lasers, Inc.; Common Stock

Item 1(b)      Address of Issuer's Principal Executive Offices:

               10450 Westoffice Drive
               Houston, Texas 77042

Item 2(a)      Name of Person Filing:

               Charles Sheffield

Item 2(b)      Address of Principal Business Office:
               3535 Briarpark, Suite 102
               Houston, Texas 77042


Item 2(c) Present principal occupation or employment and the name, principal business and address of corporation:

               President, Therapy Lasers, Inc.
               10450 Westoffice Drive
               Houston, Texas 77042


Item 2(d) Such person has NOT, during the last five years, been convicted in a criminal proceeding.

Item 2(e) Such person has NOT, during the last five years, been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of securities laws.

Item 3. Source and amount of Funds or Other Consideration:

      4,301,000 shares were issued in connection with the acquisition by the Company of three privately held corporations by the Company: Gulf Coast Fan & Light, Inc.; Buildersource, Inc.; and Builders Lighting and Hardware, Inc. Mr. Sheffield held stock in each of these entities, and in the acquisition of these three entities, he surrended his stock for the newly issued Common Stock of the Company.


Item 4. Purpose of Transaction:

      4,301,000 shares were issued in connection with the acquisition by the Company of three privately held corporations by the Company: Gulf Coast Fan & Light, Inc.; Buildersource, Inc.; and Builders Lighting and Hardware, Inc. Mr. Sheffield held stock in each of these entities, and in the acquisition of these three entities, he surrended his stock for the newly issued Common Stock of the Company. Upon consummation of these transactions, Mr. Sheffield was appointed President and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer:

               (a)  Amount Beneficially Owned:   4,739,876

                Percent of Class:                     81.3 %


               (b)  Number of shares as to which each person has:

                    (i)   sole power to vote or to direct the vote: 4,739,876


                    (ii)  shared power to vote or to direct the vote:   0


                    (iii) sole power to dispose or to
                            direct the disposition of:    4,739,876

                    (iv)  shared power to dispose or to
                            direct the disposition of:            0

        (c)    N/A

        (d)    N/A

        (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               N/A

Item 7.  Material to be filed as Exhibits.

      7.1--Stock Purchase Agreement dated as of April 28, 2000 by and among Company and Charles Sheffield, James R. Sheffield, Jr., Louise Mautz, William Scheel, and Gulf Coast Fan & Light, Inc.

      7.2--Stock Exchange Agreement dated as of April 28, 2000 by and among Company and Charles Sheffield, James R. Sheffield, Jr., Louise Mautz, William Scheel, David Bero, Carolyn Sheffield, Jeremy Sheffield, Jason Sheffield, and Josh Sheffield, and Builders Lighting and Hardware, Inc.

      7.3---Stock Exchange Agreement dated as of April 28, 2000 by and among Company and Charles Sheffield, James R. Sheffield, Jr., Louise Mautz, William Scheel, Scott Meador, and Bob Meador, and Buildersource, Inc.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 6/12/00
                                 -------------------------------
                                 Date

                                 /s/ Charles Sheffield
                                 -------------------------------
                                 Signature

                                 Charles Sheffield, Individually
                                 -------------------------------
                                 Name/Title